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EXHIBIT 99.3

Computershare Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com
Security Class
Holder Account Number
Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.
A B C 1 2 3 X X

Form of Proxy — Annual Meeting of Shareholders to be held on Wednesday, May 7, 2003

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada — 12:00 p.m., Eastern Daylight Time

Notes to Proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

Receive Documents Electronically — You can enroll to receive future securityholder communication electronically, after you vote using the Internet. If you don't vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone (Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1 866-593-2350	• Go to the following web site: www.computershare.com/ca/proxy
• You can enroll to receive future securityholder communication electronically, after you vote using the Internet. If you don't vote online, you can still enroll by visiting www.computershare.com — click "Investors", "View Shareholding", and after accessing your account, click "Communication Details".
You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.
HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail or fax back this proxy.

Proxies submitted must be received by Computershare by 5:00 p.m., Eastern Daylight Time, on Monday, May 5, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of The Thomson Corporation hereby appoint(s):
Mr. David K.R. Thomson, or failing him Mr. W. Geoffrey Beattie, or failing him Mr. Richard J. Harrington	OR	Print the name of the person you are appointing if it is someone else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Thomson to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on May 7, 2003 at 12:00 p.m., Eastern Daylight Time, and at any adjournment thereof.

1.    Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mr. David K.R. Thomson	☐	☐	07. Mr. John F. Fraser, O.C.	☐	☐	12. Mr. John M. Thompson	☐	☐
02. Mr. W. Geoffrey Beattie	☐	☐	08. Mrs. V. Maureen Kempston Darkes, O.C.	☐	☐	13. Mr. Kenneth R. Thomson	☐	☐
03. Mr. Richard J. Harrington	☐	☐	09. Mr. Roger L. Martin	☐	☐	14. Mr. Peter J. Thomson	☐	☐
04. Mr. Ron D. Barbaro	☐	☐	10. Mr. Vance K. Opperman	☐	☐	15. Mr. Richard M. Thomson, O.C.	☐	☐
05. Mr. Robert D. Daleo	☐	☐	11. Mr. David H. Shaffer	☐	☐	16. Mr. John A. Tory	☐	☐
06. Mr. Steven A. Denning	☐	☐

2.    Appointment of Auditors

	For	Withhold
Appointment of auditors and authorization of the directors to fix their remuneration	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day		Month		Year
		/		/

Quarterly Financial Statements Request

☐ Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

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EXHIBIT 99.3